UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

VISTA GOLD CORP.

___________________________________________________________________________________________________________

(Name of Issuer)

Common Shares

___________________________________________________________________________________________________________

(Title of Class of Securities)

927926 10 5

___________________________________________________________________________________________________________

(CUSIP Number)

June 30, 2003

___________________________________________________________________________________________________________

(Date of Event which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/  /        Rule 13d-1(b)

/x/        Rule 13d-1(c)

/  /        Rule 13d-1(d)

CUSIP No. 927926 10 5                                                                               Page 2 of 5

1	NAME OF REPORTING PERSON Quest Capital Corp. S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ___ (b) ___
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia, Canada
NUMBER OF SHARES	5	SOLE VOTING POWER 1,153,030
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING	7	SOLE DISPOSITIVE POWER 1,153,030
PERSON WITH	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,153,030
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ___
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 927926 10 5

                                                                                    Page 3 of 5

Item 1(a).

Name of Issuer:

Vista Gold Corp.

Item 1(b).

Address of Issuer's Principal Executive Offices:

7961 Shaffer Parkway, Suite 5

Littleton, Colorado 80127

Item 2(a). - (c).  Name, Principal Business Address and Citizenship

of Person Filing:

Quest Capital Corp. (“Quest Capital”)

Suite 900 - 570 Granville Street

Vancouver, British Columbia, Canada V6C 3P1

Citizenship:  British Columbia, Canada

Item 2(d).

Title of Class of Securities:

Common Shares

Item 2(e).

CUSIP Number:

927926 10 5

Item 3.

If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) /  / Broker or dealer registered under Section 15 of the Exchange Act.

(b) /  / Bank as defined in Section 3(a)(6) of the Exchange Act.

(c) /  / Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d) /  / Investment company registered under Section 8 of the Investment Company Act.

(e) /  / An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f) /  / An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g) /  / A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G).

(h) /  / A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i) /  / A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j) /  / Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Not Applicable

CUSIP No. 927926 10 5

                                                                                    Page 4 of 5

Item 4.

Ownership.

Quest Capital beneficially owns 1,153,030 common shares of the Issuer comprised of 50,000 shares currently owned and 1,103,030 shares that may be issued upon exercise of share purchase warrants held by Quest Capital that are exercisable within 60 days of the date of this report.  Quest Capital beneficially owns 8.4% of the outstanding common shares of the Issuer based on 12,661,387 common shares of the Issuer outstanding at June 30, 2003. Quest Capital has sole power to vote or direct the vote of and sole power to dispose or direct the disposition of all shares beneficially owned by Quest Capital.

Item 5.

Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.

Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.

Identification and Classification of Members of the Group.

Not Applicable

Item 9.

Notice of Dissolution of Group.

Not Applicable

Item 10.

Certification.

By signing below, the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 927926 10 5

                                                                                    Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:

August 15, 2003

Quest Capital Corp.

          “Susan Neale”

By:   ______________________________

       Name:

              Susan Neale

       Title:     Chief Financial Officer